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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO. _______)*


                  ORCHARD SUPPLY HARDWARE STORES CORPORATION
        --------------------------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE
             ----------------------------------------------------
                        (Title of Class of Securities)

                                   685691107
                  ------------------------------------------
                                (CUSIP Number)


                              William M. Wardlaw
                     11100 Santa Monica Blvd., Suite 1900
                    Los Angeles, CA  90025   (310) 444-1822
- --------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               December 29, 1993
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copes are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 Page 1 of 46                 SEC 1746 (12-91)

                                 SCHEDULE 13D

- -----------------------                                   ----------------------
  CUSIP No. 685691107                                       Page 2 of 46 Pages
- -----------------------                                   ----------------------

- --------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
      FS Equity Partners III, L.P., a Delaware limited partnership

- --------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                (a) [ ]
                                                                  (b) [ ]

- --------------------------------------------------------------------------------
      SEC USE ONLY
 3

- --------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

- --------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]

- --------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

- --------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,213,023  (See Item 5)
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          3,213,023  (See Item 5)

- --------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      3,213,023

- --------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
 12   CERTAIN SHARES*                                                 [ ]


- --------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      43.1%

- --------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      PN

- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

- -----------------------                                   ----------------------
  CUSIP No. 685691107                                       Page 3 of 46 Pages
- -----------------------                                   ----------------------

- --------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
      FS Equity Partners II, L.P., a California limited partnership

- --------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                (a) [ ]
                                                                  (b) [ ]

- --------------------------------------------------------------------------------
      SEC USE ONLY
 3

- --------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

- --------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]

- --------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

- --------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,213,023  (See Item 5)
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          3,213,023  (See Item 5)

- --------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,213,023

- --------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12    CERTAIN SHARES*                                                 [ ]


- --------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      43.1%

- --------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

- -----------------------                                   ----------------------
  CUSIP No. 685691107                                       Page 4 of 46 Pages
- -----------------------                                   ----------------------

- --------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
      Freeman Spogli & Co., a California general partnership

- --------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                (a) [ ]
                                                                  (b) [ ]

- --------------------------------------------------------------------------------
      SEC USE ONLY
 3

- --------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

- --------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]

- --------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

- --------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,213,023  (See Item 5)
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          3,213,023  (See Item 5)

- --------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,213,023

- --------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12    CERTAIN SHARES*                                                 [ ]


- --------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      43.1%

- --------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

- -----------------------                                   ----------------------
  CUSIP No. 685691107                                       Page 5 of 46 Pages
- -----------------------                                   ----------------------

- --------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
      FS Capital Partners, L.P., a California limited partnership

- --------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                (a) [ ]
                                                                  (b) [ ]

- --------------------------------------------------------------------------------
      SEC USE ONLY
 3

- --------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

- --------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]

- --------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

- --------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,213,023  (See Item 5)
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          3,213,023  (See Item 5)

- --------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,213,023

- --------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12    CERTAIN SHARES*                                                 [ ]


- --------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      43.1%

- --------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

- -----------------------                                   ----------------------
  CUSIP No. 685691107                                       Page 6 of 46 Pages
- -----------------------                                   ----------------------

- --------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
      FS Holdings, Inc., a California corporation

- --------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                (a) [ ]
                                                                  (b) [ ]

- --------------------------------------------------------------------------------
      SEC USE ONLY
 3

- --------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

- --------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]

- --------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

- --------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,213,023  (See Item 5)
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          3,213,023  (See Item 5)

- --------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,213,023

- --------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12    CERTAIN SHARES*                                                 [ ]


- --------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      43.1%

- --------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

- -----------------------                                   ----------------------
  CUSIP No. 685691107                                       Page 7 of 46 Pages
- -----------------------                                   ----------------------

- --------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
      Bradford M. Freeman

- --------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                (a) [ ]
                                                                  (b) [ ]

- --------------------------------------------------------------------------------
      SEC USE ONLY
 3

- --------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

- --------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]

- --------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

- --------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,213,023  (See Item 5)
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          3,213,023  (See Item 5)

- --------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,213,023

- --------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12    CERTAIN SHARES*                                                 [ ]


- --------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      43.1%

- --------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

- -----------------------                                   ----------------------
  CUSIP No. 685691107                                       Page 8 of 46 Pages
- -----------------------                                   ----------------------

- --------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
      Ronald P. Spogli

- --------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                (a) [ ]
                                                                  (b) [ ]

- --------------------------------------------------------------------------------
      SEC USE ONLY
 3

- --------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

- --------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]

- --------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

- --------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,213,023  (See Item 5)
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          3,213,023  (See Item 5)

- --------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,213,023

- --------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12    CERTAIN SHARES*                                                 [ ]


- --------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      43.1%

- --------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

- -----------------------                                   ----------------------
  CUSIP No. 685691107                                       Page 9 of 46 Pages
- -----------------------                                   ----------------------

- --------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
      William M. Wardlaw

- --------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                (a) [ ]
                                                                  (b) [ ]

- --------------------------------------------------------------------------------
      SEC USE ONLY
 3

- --------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

- --------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]

- --------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

- --------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,213,023  (See Item 5)
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          3,213,023  (See Item 5)

- --------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,213,023

- --------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12    CERTAIN SHARES*                                                 [ ]


- --------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      43.1%

- --------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

- -----------------------                                   ----------------------
  CUSIP No. 685691107                                       Page 10 of 46 Pages
- -----------------------                                   ----------------------

- --------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
      J. Frederick Simmons

- --------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                (a) [ ]
                                                                  (b) [ ]

- --------------------------------------------------------------------------------
      SEC USE ONLY
 3

- --------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

- --------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]

- --------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

- --------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,213,023  (See Item 5)
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          3,213,023  (See Item 5)

- --------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,213,023

- --------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12    CERTAIN SHARES*                                                 [ ]


- --------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      43.1%

- --------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

- -----------------------                                   ----------------------
  CUSIP No. 685691107                                       Page 11 of 46 Pages
- -----------------------                                   ----------------------

- --------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
      John M. Roth

- --------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                (a) [ ]
                                                                  (b) [ ]

- --------------------------------------------------------------------------------
      SEC USE ONLY
 3

- --------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

- --------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]

- --------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

- --------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,213,023  (See Item 5)
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          3,213,023  (See Item 5)

- --------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,213,023

- --------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12    CERTAIN SHARES*                                                 [ ]


- --------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      43.1%

- --------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer.

    This Schedule 13D relates to the Common Stock, $.01 par value per share, CUSIP Number 685691107 (the "Common Stock"), of Orchard Supply Hardware Stores Corporation, a Delaware corporation ("Issuer"), having its principal executive offices at 6450 Via del Oro, San Jose, California 95119.

Item 2. Identity and Background.

    A. Identity of Filing Persons. This Schedule 13D is filed on behalf of FS Equity Partners III, L.P., a Delaware limited partnership ("FSEP III"), FS Equity Partners II, L.P., a California limited partnership ("FSEP II"), Freeman Spogli & Co., a California general partnership ("FS&Co."), FS Capital Partners, L.P., a California limited partnership ("Capital Partners"), FS Holdings, Inc., a California corporation ("Holdings"), Bradford M. Freeman ("Freeman"), Ronald P. Spogli ("Spogli"), William M. Wardlaw ("Wardlaw"), J. Frederick Simmons ("Simmons") and John
M. Roth ("Roth") (FSEP III, FSEP II, FS&Co., Capital Partners, Holdings, Freeman, Spogli, Wardlaw, Simmons and Roth are collectively referred to hereinafter as the "Filing Persons"). Holdings is the general partner of Capital Partners which is the general partner of FSEP III. Freeman, Spogli, Wardlaw, Simmons and Roth are the directors, executive officers and sole shareholders of Holdings. FS&Co. is the general partner of FSEP II. Freeman, Spogli, Wardlaw, Simmons and Roth are the general partners of FS&Co. The Filing Persons are members of a group.

    Under the definition of "beneficial owner" ("Beneficial Owner Definition") provided under Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), FS&Co., Freeman, Spogli, Wardlaw, Simmons and Roth may be deemed to beneficially own the shares of Common Stock held by FSEP II by virtue of the fact that FS&Co., as the general partner of FSEP II, and Freeman, Spogli, Wardlaw, Simmons and Roth, as the general partners of FS&Co., share with FSEP II the voting and dispositive power with respect to shares of Common Stock held or acquired by FSEP II.

    FSEP III has its principal business address and its principal office at 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025. FSEP III was formed to make private equity investments.

    FSEP II has its principal business address and its principal office at 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025. FSEP II was formed by FS&Co. to make private equity investments.

    FS&Co. has its principal business address and its principal office at 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025. FS&Co. is a Los Angeles-based merchant banking firm which organizes the transactions in which FSEP II is the principal investor.

    Capital Partners has its principal business address and its principal office at 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025. Capital Partners was formed to organize and manage the transactions in which FSEP III is the principal investor.

    Holdings has its principal business address and its principal office at 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025. Holdings was formed to organize and manage the transactions in which FSEP III is the principal investor.

    Each of Freeman, Spogli, Wardlaw and Simmons has his business address and his principal office at 11100 Santa Monica Boulevard, Suite 1900, Los Angles, California 90025. Roth has his business address and his principal office at 599 Lexington Avenue, 18th Floor, New York, New York 10022. The principal occupation of each of Freeman, Spogli, Wardlaw, Simmons and Roth is to serve as a general partner of FS&Co. and as a director and executive officer of Holdings.

    During the last five years, none of the Filing Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Freeman, Spogli, Wardlaw, Simmons and Roth are each a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

    On December 29, 1993, FSEP III agreed to purchase, subject to certain customary conditions, 800,000 shares of the 6% Cumulative Convertible Preferred Stock of the Issuer (the "Preferred Stock"). The purchase price for these shares is $19,400,000, which funds will be drawn from the working capital of FSEP III. 325,000 shares of the Preferred Stock have been designated "Series 1 Preferred Stock" and 475,000 shares have been designated "Series 2 Preferred Stock." Shares of Series 1 Preferred Stock are convertible at any time at the option of the holder, unless previously redeemed, into shares of Common Stock of the Issuer at an initial conversion rate of 1.6 shares of Common Stock for each share of Series 1 Preferred Stock, subject to adjustment upon certain circumstances. The Series 2 Preferred Stock will be convertible upon the same terms and conditions as the Series 1 Preferred Stock upon the approval by the stockholders of the Issuer of an increase in the Issuer's authorized shares of Common Stock in an amount sufficient to allow for full conversion of the Series 2 Preferred Stock. Since the shares of Series 1 Preferred Stock are convertible at any time at the option of the holder, each of the Filing Persons may be deemed to be the beneficial owner of the 520,000 shares of Common Stock that the Series 1 Preferred Stock is convertible into in addition to the 2,693,023 shares of Common Stock currently held by FSEP II.

    In May 1989, FSEP II purchased 901,680 shares of the Issuer's
Series A Preferred Stock, $.01 par value per share (the "Series A Preferred Stock"), at a purchase price of $10.00 per share and 1,502,800 shares of Common Stock at a purchase price of $8.33 per share. On April 6, 1993, the Issuer paid a portion of the accrued but unpaid dividends on the Series A Preferred Stock in additional shares of Series A Preferred Stock and then amended its Certificate of Incorporation to reclassify its Series A Preferred Stock into shares of Common Stock. As a result, FSEP II currently holds an aggregate of 2,693,023 shares of Common Stock.

Item 4. Purpose of Transaction.

    FSEP III and FSEP II have acquired the shares of Preferred Stock and Common Stock, respectively, for investment purposes only. While there are no current agreements or understandings to acquire any capital stock of the Issuer, other than those arising out of their ownership of the Preferred Stock and Common Stock, FSEP III and FSEP II continue to have an interest in, and may hold discussions in the future concerning, the acquisition, either directly from the Issuer or from existing stockholders, of shares of the Issuer's Common Stock or securities convertible into such shares, in each case only upon agreement as to mutually acceptable terms.

    Subject to the foregoing and except for the arrangements described in Items 5 and 6 hereof, neither FSEP III, FSEP II, FS&Co., Capital Partners, Holdings, Freeman, Spogli, Wardlaw, Simmons nor Roth presently have any plans or proposals which relate to or would result in:

    (a) The acquisition of additional securities, or disposition of securities, of the Issuer;

    (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

    (c) The sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

    (e) Any material change in the present capitalization or dividend policy of the Issuer;

    (f) Any other material change in the Issuer's business or corporate structure;

    (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or any actions which may impede the acquisition of control of the Issuer by any person;

    (h) Causing any class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation of a registered national securities association;

    (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

    (j)  Any similar action to any of those enumerated above.

Item 5. Interest in Securities of The Issuer.

    (a)  The percentages of outstanding Common Stock reported in this
Item 5(a) are based on the assumption that there are 6,929,973 shares of Common Stock outstanding, which is the number of outstanding shares reported by the Issuer in its Registration Statement No. 33-51437 on Form S-1 as filed with the Securities and Exchange Commission on December 29, 1993.

         As of December 29, 1993, each of the Filing Persons may be deemed to be the beneficial owner of the 520,000 shares of Common Stock that the shares of Series 1 Preferred Stock held by FSEP III will be convertible into and the 2,693,023 shares of Common Stock held by FSEP II, which in the aggregate represent approximately 43.1% of the outstanding Common Stock. FSEP III, Capital Partners and Holdings disclaim beneficial ownership of the shares of Common Stock held by FSEP II. FSEP II and FS&Co. disclaim beneficial ownership of the shares of Common Stock issuable upon conversion of the Preferred Stock to FSEP III.

    (b)  The responses of the Filing Persons to Items (7) through
(11) of the portions of the cover pages of this Schedule 13D which relate to the shares of Common Stock beneficially owned are herein incorporated by reference.

    (c) As described in the response to Item 3 of this Schedule 13D, on December 29, 1993, FSEP III agreed to purchase, subject to certain customary conditions, 800,000 shares of Preferred Stock. The purchase price for these shares is $19,400,000, which funds will be drawn from the working capital of FSEP III. 325,000 shares of the Preferred Stock have been designated "Series 1 Preferred Stock" and 475,000 shares have been designated "Series 2 Preferred Stock." Shares of Series 1 Preferred Stock are convertible at any time at the option of the holder, unless previously redeemed, into shares of Common Stock of the Issuer at an initial conversion rate of 1.6 shares of Common Stock for each share of Series 1 Preferred Stock, subject to adjustment upon certain circumstances. The Series 2 Preferred Stock will be convertible upon the same terms and conditions as the Series 1 Preferred Stock upon the approval by the stockholders of the Issuer of an increase in the Issuer's authorized shares of Common Stock in an amount sufficient to allow for full conversion of the Series 2 Preferred Stock. Since the shares of Series 1 Preferred Stock are convertible at any time at the option of the holder, each of the Filing Persons may be deemed to be the beneficial owner of the 520,000 shares of Common Stock that the Series 1 Preferred Stock is convertible into in addition to the 2,693,023 shares of Common Stock currently held by FSEP II.

    In May 1989, FSEP II purchased 901,680 shares of Series A
Preferred Stock at a purchase price of $10.00 per share and 1,502,800 shares of Common Stock at a purchase price of $8.33 per share. On April 6, 1993, the Issuer paid a portion of the accrued but unpaid dividends on the Series A Preferred Stock in additional shares of Series A Preferred Stock and then amended its Certificate of Incorporation to reclassify its Series A Preferred Stock into shares of Common Stock. As a result, FSEP II currently holds an aggregate of 2,693,023 shares of Common Stock.

    (d) The partners in FSEP III have certain rights, pursuant to the partnership agreement of FSEP III, to receive a portion of the proceeds, if any, paid to FSEP III from the sale of securities. The partners in FSEP II have certain rights, pursuant to the partnership agreement of FSEP II, to receive a portion of the proceeds, if any, paid to FSEP II from the sale of securities. No other person is known by the Filing Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock beneficially owned by the Filing Persons.

    (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of The Issuer.

    The Filing Persons have executed a Joint Reporting Agreement dated December 29, 1993, which is attached hereto as Exhibit 1 and incorporated herein by reference, pursuant to which they have agreed to file one joint statement of behalf of all of them with respect to the subject matter of this Schedule 13D.

    On December 29, 1993, the Issuer and FSEP III entered into a
Securities Purchase Agreement, which is attached hereto as Exhibit 2 and incorporated herein by reference, which provides for FSEP III's acquisition of 800,000 shares of Preferred Stock of the Issuer for a purchase price of $19,400,000.

    The Issuer and FSEP III will enter into a Registration Rights
Agreement, substantially in the form attached hereto as Exhibit 3 and incorporated herein by reference, pursuant to which the Issuer will grant to FSEP III certain rights to register the shares of Common Stock into which the shares of Preferred Stock are convertible.

    Capital Partners is the sole general partner of FSEP III under an Amended and Restated Agreement of Limited Partnership dated as of August 25, 1993, as amended (the "FSEP III Agreement"). The FSEP III Agreement provides for the formation of FSEP III as a partnership to invest the funds of the partnership in private equity investments. Capital Partners, as general partner of FSEP III, has the exclusive right and power to manage the business and affairs of the partnership, including the power to purchase and dispose of the Common Stock owned by FSEP III. The general partner and limited partners of FSEP III have certain rights to receive the proceeds of the sales of securities, if any, in accordance with the FSEP III Agreement. Holdings is the sole general partner of Capital Partners and has the exclusive right and power to manage the business and affairs of Capital Partners. Freeman, Spogli, Wardlaw, Simmons and Roth are the directors, executive officers and sole shareholders of Holdings.

    FS&Co. is the sole general partner of FSEP II under an Amended and Restated Agreement of Limited Partnership dated as of June 17, 1988, as amended (the "FSEP II Agreement"). The FSEP II Agreement provides for the formation of FSEP II as a partnership to invest the funds of the partnership in private equity investments. FS&Co., as general partner of FSEP II, has the exclusive right and power to manage the business and affairs of the partnership, including the power to purchase and dispose of any securities of the Issuer owned by FSEP II. The general partner and limited partners of FSEP II have certain rights to receive the proceeds of the sales of securities, if any, in accordance with the FSEP II Agreement. Freeman, Spogli, Wardlaw, Simmons and Roth are limited partners of FSEP II.

    Freeman, Spogli, Wardlaw, Simmons and Roth are the sole general partners of FS&Co. under an Amended and Restated General Partnership Agreement dated as of September 6, 1990, as amended (the "FS&Co.

Agreement"). The FS&Co. Agreement provides for the formation of FS&Co. as a general partnership to invest the funds of the partnership in private equity investments. Freeman, Spogli, Wardlaw, Simmons and Roth, as the sole general partners of FS&Co., have the exclusive right and power to manage the business and affairs of FS&Co.

Item 7. Material to be Filed as Exhibits.

    The Filing Persons file as exhibits the following:

    Exhibit 1. Joint Reporting Agreement among FSEP III, FSEP II, FS&Co., Capital Partners, Holdings, Freeman, Spogli, Wardlaw, Simmons and Roth dated December 29, 1993 (appears at page 20).

    Exhibit 2.  Securities Purchase Agreement dated as of
December 29, 1993 by and between the Issuer and FSEP III (appears at page
23).

    Exhibit 3. Form of Registration Rights Agreement by and between the Issuer and FSEP III (appears at page 31).

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 29, 1993


                                    FS EQUITY PARTNERS III, L.P.,
                                    a Delaware limited partnership

                                    By:  FS Capital Partners, L.P.
                                    Its: General Partner

                                    By:  FS Holdings, Inc.
                                    Its: General Partner


                                    By:  /s/ William M. Wardlaw
                                         ------------------------------
                                         William M. Wardlaw
                                         Title:  Vice President and Secretary


                                    FS EQUITY PARTNERS II, L.P.,
                                    a California limited partnership

                                    By:  Freeman Spogli & Co.
                                    Its: General Partner


                                         By:  /s/ William M. Wardlaw
                                              --------------------------
                                              William M. Wardlaw
                                              Title:  General Partner


                                    FREEMAN SPOGLI & CO.,
                                    a California general partnership


                                    By:  /s/ William M. Wardlaw
                                         ------------------------------
                                         William M. Wardlaw
                                         Title:  General Partner

                                    FS CAPITAL PARTNERS, L.P.,
                                    a California limited partnership

                                    By:  FS Holdings, Inc.
                                    Its: General Partner


                                    By:  /s/ William M. Wardlaw
                                         -----------------------------
                                         William M. Wardlaw
                                         Title:  Vice President and Secretary


                                    FS HOLDINGS, INC.,
                                    a California corporation


                                    By:  /s/ William M. Wardlaw
                                         -----------------------------
                                         William M. Wardlaw
                                         Title:  Vice President and Secretary


                                    BRADFORD M. FREEMAN


                                    /s/ Bradford M. Freeman
                                    --------------------------


                                    RONALD P. SPOGLI


                                    /s/ Ronald P. Spogli
                                    --------------------------


                                    WILLIAM M. WARDLAW


                                    /s/ William M. Wardlaw
                                    --------------------------


                                    J. FREDERICK SIMMONS


                                    /s/ J. Frederick Simmons
                                    --------------------------


                                    JOHN M. ROTH


                                    /s/ John M. Roth
                                    --------------------------